SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934*
Amendment No 1*
R.H. Donnelley Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
74955W307

(CUSIP Number of Class of Securities)
Jim Black
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
(Continued on following pages)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,459,929 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

4,831,825 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,831,825 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.02%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Kevin Douglas and his wife, Michelle Douglas, hold 2,157,031 shares jointly as the beneficiaries and co -trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co - trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,302,898 shares.
(2) Kevin Douglas has dispositive power with respect to 509,113 shares held by James E. Douglas, III and 862,783 shares held by the Douglas Family Trust.
(3) Based on 68,806,514 shares of the Issuer’s common stock outstanding as of October 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

SCHEDULE 13G/A

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,459,929 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

3,459,929 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,929 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.03%(2)

12	TYPE OF REPORTING PERSON

IN
(1) Michelle Douglas and her husband, Kevin Douglas, hold 2,157,031 shares jointly as the beneficiaries and co–trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 1,302,898 shares.
(2) Based on 68,806,514 shares of the Issuer’s common stock outstanding as of October 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

SCHEDULE 13G/A

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		509,113

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

509,113 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

509,113 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.74%(2)

12	TYPE OF REPORTING PERSON

IN
(1) Kevin Douglas shares dispositive power with respect to 509,113 shares held by James E. Douglas, III.
(2) Based on 68,806,514 shares of the Issuer’s common stock outstanding as of October 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

SCHEDULE 13G/A

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,157,031 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

2,157,031 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,157,031 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.13%(3)

12	TYPE OF REPORTING PERSON

OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2) Kevin Douglas and his wife, Michelle Douglas, hold 2,157,031 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust.
(3) Based on 68,806,514 shares of the Issuer’s common stock outstanding as of October 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

SCHEDULE 13G/A

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		862,783

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

862,783 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

862,783 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.25%(3)

12	TYPE OF REPORTING PERSON

OO
(1) James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are co trustees.
(2) Kevin Douglas has dispositive power with respect to 862,783 shares held by the Douglas Family Trust.
(3) Based on 68,806,514 shares of the Issuer’s common stock outstanding as of October 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

SCHEDULE 13G/A

CUSIP No.	74955W307

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		1,302,898

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,898

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,898

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.89%(2)

12	TYPE OF REPORTING PERSON

	OO
(1) Kevin Douglas and Michelle Douglas, husband and wife, are co trustees.
(2) Based on 68,806,514 shares of the Issuer’s common stock outstanding as of October 15, 2008, as provided in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

Item 1.
(a)	Name of Issuer: R.H. Donnelley Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1001 Winstead Drive Cary, North Carolina 27513
Item 2.
(1)(a)	NAME OF PERSONS FILING: Kevin Douglas Michelle Douglas James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $1 per share

(e)	CUSIP NUMBER: 74955W307

(2)(a)	NAME OF PERSONS FILING: K&M Douglas Trust Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 125 E. Sir Francis Drake Blvd., Ste 400 Larkspur, CA 94939

(c)	CITIZENSHIP: California

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $1 per share

(e)	CUSIP NUMBER: 74955W307

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Not Applicable.

Item 4.	Ownership
          Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which are incorporated by reference herein.
          Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          Not applicable.

Item 8.	Identification and Classification of Members of the Group
          See Item 4 of this Schedule 13G/A and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group
          Not applicable.

Item 10.	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Kevin Douglas

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Michelle Douglas

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: James E. Douglas, Jr.
Title: Trustee

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Jean A. Douglas
Title: Trustee

K&M DOUGLAS TRUST

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Kevin Douglas
Title: Trustee

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Michelle Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Kevin Douglas
Title: Trustee

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Michelle Douglas
Title: Trustee

EXHIBIT A
JOINT FILING AGREEMENT
This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of R.H. Donnelley Corporation is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Kevin Douglas

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Michelle Douglas

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: James E. Douglas, Jr.
Title: Trustee

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Jean A. Douglas
Title: Trustee

K&M DOUGLAS TRUST

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Kevin Douglas
Title: Trustee

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Michelle Douglas
Title:Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Kevin Douglas
Title: Trustee

Date: February 10, 2009	By:	/s/ Eileen Davis-Wheatman, as Attorney-in-Fact
Name: Michelle Douglas
Title: Trustee